Exhibit 12.1

Oglethorpe Power Corporation

Computation of Ratio of Earnings to Fixed Charges,

Equity Ratio and Margins for Interest

(Unaudited)

	Nine Months Ended September 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except ratios)
Computation of Ratio of Earnings to Fixed Charges:
Net margin	$39,818	$21,083	$19,259	$19,061	$18,201	$17,653	$17,237
Less: income from equity investees	(14)	14	(1,369)	(1,418)	(1,455)	(1,385)	(1,273)
Adjusted net margin	39,804	21,097	17,890	17,643	16,746	16,268	15,964

Interest expense	176,198	163,747	218,042	214,256	207,363	206,445	207,860
Less: interest capitalized during period	(12,523)	(8,382)	(12,259)	(6,962)	(3,437)	(1,681)	(1,473)
Amortization of deferred debt expense	13,698	11,488	15,418	15,727	15,584	15,782	16,666
Interest portion of rental expense	2,017	1,395	2,078	1,766	1,742	1,750	1,766
Earnings	$219,194	$189,345	$241,169	$242,430	$237,998	$238,564	$240,783

Interest expense	176,198	163,747	218,042	214,256	207,363	206,445	207,860
Amortization of deferred debt expense	13,698	11,488	15,418	15,727	15,584	15,782	16,666
Interest portion of rental expense	2,017	1,395	2,078	1,766	1,742	1,750	1,766
Fixed Charges	$191,913	$176,630	$235,538	$231,749	$224,689	$223,977	$226,292

Ratio of Earnings to Fixed Charges	1.14	1.07	1.02	1.05	1.06	1.07	1.06

Computation of Equity Ratio:
Patronage capital	$575,647		$535,829	$516,570	$497,509	$479,308	$461,655

Total capitalization	$4,574,743		$4,157,623	$4,137,518	$4,044,587	$3,885,838	$4,003,148
Long-term debt and capital leases due within one year	116,766		110,647	143,400	234,621	217,743	190,835
	$4,691,509		$4,268,270	$4,280,918	$4,279,208	$4,103,581	$4,193,983

Equity Ratio	12.3%		12.6%	12.1%	11.6%	11.7%	11.0%

Computation of Margins for Interest Ratio:
Adjusted net margin			$17,890	$17,643	$16,746	$16,268	$15,964
Interest for debt secured under indenture			178,893	176,424	167,455	162,678	159,639
			$196,783	$194,067	$184,201	$178,946	$175,603

Margins for Interest Ratio			1.10	1.10	1.10	1.10	1.10